From: Walter Draney <draney@chapman.com>
Subject: RiverNorth Marketplace Lending Corporation Registration Statement on Form N-2 (333-204886; 811-23067)
Date: August 19, 2016 at 11:37:57 AM CDT
To: "Minore, Dominic" <MinoreD@SEC.GOV>
Cc: Esmond Kim <roykim@chapman.com>, Marc Collins <MCollins@rivernorth.com>

Dominic -

The Fund confirms that it will, in the final prospectus filed pursuant to Rule 497 of the Securities Act of 1933, as amended, revise the first sentence of the final paragraph on page 13 of the Statement of Additional Information, as follows:

“The Investment Advisory Agreement will remain in effect for an initial term ending two years from the date the registration statement of the Fund has been declared effective by the SEC (unless soon terminated), and shall remain in effect from year to year thereafter if approved annually (i) by a majority of the outstanding voting securities of the Fund or by a vote of the Fund’s Board of Directors, cast in person at a meeting called for the purpose of voting on such approval, and (ii) by vote of a majority of the Board of Directors who are not parties to the Investment Advisory Agreement or “interested persons” of any party to the Investment Advisory Agreement, cast in person at a meeting called for the purse of voting on such approval.”

Regards,
Walter L. Draney | Partner
Chapman and Cutler LLP
111 West Monroe Street | Chicago, IL 60603
Direct: 312.845.3273
Fax: 312.516.3273
walter_draney@chapman.com